



Little Lamb Las Vegas LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%

Target Raise Amount: $124,000

Offering End Date: January 4, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Little Lamb Las Vegas LLC

Founded: July 2, 2015

Address: 3400 S Jones Blvd Unit 15
             Las Vegas, Nevada 89146

Industry: Full-Service Restaurants

Employees: 56

Website: https://chubbygroup.com/

Use of Funds Allocation:

If the maximum raise is met:

$120,590 (97.25%) – of the proceeds will go towards working capital - brand expansion and marketing
$3,410 (2.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 711 Followers





Business Metrics:

	FY21	FY22	YTD 9/30/2023
Total Assets	$762,946	$746,692	$619,939
Cash & Cash Equivalents	$146,439	$151,133	$9,958
Accounts Receivable	$46,234	$34,826	$26,085
Short-term Debt	$253,095	$207,642	$154,088
Long-term Debt	$150,000	$150,000	$147,000
Revenue	$1,692,789	$2,185,108	$1,554,113
Cost of Goods Sold	$736,335	$665,536	$517,627
Taxes	$0	$0	$0
Net Income	$1,027,529	$886,552	$336,978

Recognition:

Little Lamb Las Vegas LLC (DBA Chubby Cattle)'s dining concept remains centered around traditional Chinese hotpot.. Customers are met with individual bubbling cauldrons of delectable broth, encircled by an array of uncooked delights, from thinly sliced meats and fresh seafood to an assortment of vegetables and handmade noodles. Paired with signature dipping sauces and Japanese cultural elements such as conveyor belt dining and premium Wagyu beef, diners are sure to experience a truly unforgettable symphony of flavors. They strive to make hot pot a popular culinary choice in the United States.

About:

Little Lamb Las Vegas LLC (DBA Chubby Cattle) redefines Asian fusion hotpot dining in Vegas. Nestled in the heart of Las Vegas' vibrant Chinatown, Chubby Cattle redefines dining with an innovative hotpot experience. Immerse yourself into a lively atmosphere featuring a temperature-controlled conveyor belt that lets you hand-select your favorite ingredients.

For more information, contact our Customer Support Team at support@thesmbx.com

